Exhibit 99.3

EXPLANATORY NOTES TO THE AGENDA

for the Annual General Meeting of Shareholders (“AGM”) of

ASML Holding N.V. (the “Company” or “ASML”)

to be held on Wednesday April 25, 2012

The agenda items 3, 4, 5, 7, 8, 9, 11 a., b. and c., 13, 14 a., b., c. and d., 15 a. and b., and 16, will be put to the vote of the AGM.

The explanatory notes to the agenda contain a further description of the agenda1.

Agenda Items:

3.	Discussion of the 2011 Annual Report, including ASML’s corporate governance chapter, and the 2011 Remuneration Report , and adoption of the statutory annual accounts for the financial year 2011, as prepared in accordance with Dutch law. (Voting item)

The Company prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one based on Dutch law and International Financial Reporting Standards (“2011 Statutory Annual Accounts”). For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard.

However, the 2011 Statutory Annual Accounts are the annual accounts that are being submitted to the AGM for adoption. These accounts were prepared by the Board of Management and audited and provided with an unqualified auditor’s report by Deloitte, ASML’s external auditor. The Board of Management and the Supervisory Board have signed the 2011 Statutory Annual Accounts.

Part of the 2011 Annual Report is a chapter on ASML’s corporate governance structure, including an account of ASML’s compliance with the Dutch Corporate Governance Code.

The 2011 Annual Report, including the 2011 Statutory Annual Accounts, as prepared in accordance with Dutch law is published on ASML’s website (www.asml.com) and is also available via the Company. The 2011 Remuneration Report is published on ASML’s website.

4,5.	Discharge of the members of the Board of Management (item 4) and the members of the Supervisory Board (item 5). (Voting items)

In these agenda items it is proposed to discharge the members of the Board of Management from liability in respect of their management during the 2011 financial year, and to discharge the members of the Supervisory Board from liability in respect of their supervision during the 2011 financial year.

[1]

The documents referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977), the Royal Bank of Scotland N.V. (email:corporate.actions@rbs.com or telephone: (+31)(0)20-464-3707) and at JPMorgan Chase & Co., email: jpmorgan.adr@wellsfargo.com or tel. (800) 990-1135 (US) or (651) 453-2128 (from outside the US) and will be sent to you free of charge upon request. These documents are also available on ASML’s website (address: www.asml.com/agm2012).

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6.	Clarification of the Company’s reserves and dividend policy. (Discussion item)

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, while others relate to the uncertainties of the global economy and the semiconductor industry. Since the Company’s cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycle, by means of maintaining sufficient cash and cash equivalents as well as the availability of funding through an adequate amount of committed credit facilities.

As communicated previously, ASML intends to continue to return excess cash to shareholders through regular share buy backs, repayment of capital and stable or growing dividends to reward our shareholders for their continued investment. Returning excess cash is subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

On January 19, 2011, ASML announced its intention to repurchase up to EUR 1,000 million of its own shares within the next two years. On January 18, 2012, the Company announced to increase the size of the program to a maximum amount of EUR 1,130 million, and also announced its intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans.

More detailed information on the share buy back programs will be provided in agenda items 15 and 16.

With respect to paying dividends, the next agenda item contains the dividend proposal in respect of the financial year 2011.

The current reserves and dividend policy will also enable ASML to execute future share buybacks in a tax-efficient way. Although it is ASML’s intention to declare an annual dividend that will be stable or growing over time, the actual payment may vary from year to year and, in certain years, we may not declare a dividend at all. Further, ASML may revise its dividend and reserve policy in the future which may have an impact on dividends.

7.	Proposal to adopt a dividend of EUR 0.46 per ordinary share. (Voting item)

ASML proposes to increase the dividend by 15% compared with last year, declaring a dividend of EUR 0.46 per ordinary share over the financial year 2011 (for a total amount of approximately EUR 190 million), compared with a dividend of EUR 0.40 per ordinary share paid in 2011 (over the financial year 2010). The proposed dividend represents 13 percent of net income per ordinary share. The ex-dividend date is April 27, 2012 and the dividend will be made payable on May 15, 2012.

8.	Approval of the number of performance shares for the Board of Management. (Voting item)

In the Remuneration Policy for the Board of Management (version 2010) (“the 2010 Remuneration Policy”), which is available via ASML’s website (link: www.asml.com/remunerationpolicy), it is determined that the maximum conditional amount of performance shares that can be granted to the members of the Board of Management is fixed for two consecutive years, namely 2010 and 2011.

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Because the Supervisory Board has decided to not revise the 2010 Remuneration Policy in 2011/2012, but instead to do this integrally and in-depth in 2012, with purpose to submit a revised 2010 Remuneration Policy for adoption to the 2013 AGM, the Supervisory Board has determined that the maximum amount of conditional performance shares that can be granted to the members of the Board of Management over the financial year 2012, is 350,000. The calculation method as described in the 2010 Remuneration Policy has been applied to determine this amount. Other conditions as per the 2010 Remuneration Policy, such as vesting periods, remain unchanged.

The Company furthermore proposes to the AGM to designate the Board of Management as the body authorized to issue the shares as mentioned above, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 14, and will be requested for the period starting from the AGM held on April 25, 2012 and continuing up until the AGM to be held in 2013.

9.	Approval of the number of stock options, respectively shares, for employees. (Voting item)

This agenda item concerns the proposal to approve the number of stock options, respectively shares, available for ASML employees, other than members of the Board of Management. In this agenda item, the Company also proposes to the AGM to designate the Board of Management as the body authorized to issue the stock options and/or shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 14, and will be requested for the period starting from the AGM held on April 25, 2012 and continuing up until the AGM to be held in 2013.

The employee equity based arrangements include plans for ASML employees world wide and/or senior and executive management, other than members of the Board of Management, to: i) purchase stock options and/or shares; ii) grant incentive stock options or shares for retention purposes; iii) grant performance stock options or performance shares for retention purposes; and iv) grant incentive or performance shares and / or incentive or performance options to newly hired employees for incentive purposes.

The maximum available number of stock options, respectively shares, for ASML employees other than Board of Management members, that the Company hereby submits for approval to the AGM, amounts to 1,150,000 stock options and/or shares for abovementioned period.

10.	Composition of the Board of Management. (Discussion Item)

Mr. E. Meurice was appointed President, Chief Executive Officer (“CEO”) and Chairman of the Board of Management of ASML effective October 1, 2004, for a definite period of four years. In 2008, the Supervisory Board and Mr. Meurice have mutually decided to extend the initial appointment term for another four years, until the 2012 AGM. As announced on July 13, 2011, the Supervisory Board has decided – upon recommendation from the Supervisory Board’s Selection and Nomination Committee and subject to notification to the AGM - to extend Mr. Meurice’s appointment term for two more years until the 2014 AGM in view of ASML’s good technical, operational and financial performance during Mr. Meurice’s tenure. Mr. Meurice will then have served as ASML’s President, CEO and Chairman of the Board of Management for a period of ten years. If both parties wish, the appointment term can potentially be further extended by another two years.

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Pursuant to ASML’s Articles of Association, this consecutive term will commence per the AGM to be held on April 25, 2012 and will lapse per the date of the AGM to be held in 2014.

Mr. Meurice was born in 1956 and has the French nationality. As mentioned above Mr. Meurice joined ASML on October 1, 2004. From March 2001 until he joined ASML, Mr. Meurice was Executive Vice President of Thomson Television Worldwide. Between 1995 and 2001 Mr. Meurice served as Vice President for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets Division. Before 1995, Mr. Meurice gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the microcontroller group.

The Works Council has been timely provided with the opportunity to determine its opinion on the extension of Mr. Meurice’s appointment term and is in favor hereof.

Below is an overview of the most important elements of Mr. Meurice’s extended contract, incl. the remuneration package of Mr. Meurice. The contract is in accordance with the Dutch Corporate Governance Code insofar as this is required. The remuneration package is also in accordance with i) the 2010 Remuneration Policy, including the performance criteria, as adopted by the AGM on March 24, 2010 and ii) the performance stock arrangement, as approved by the AGM on March 24, 2010.

Base salary	:	Euro 818,000 gross
Short term incentive in cash	:	Maximum 75% of base salary paid annually.
Long term incentive in shares	:	In accordance with the performance share arrangement as included in the 2010 Remuneration Policy.
Pension	:	Individual policy according to defined contribution plan (total annual premium FY 2012 equals approximately Euro 233,000 of which the employee’s contribution to the premium is approximately Euro 32,000).
Severance payment	:	One year base salary (gross).
Appointment term	:	2 year term, with possibility of reappointment.

11.	Composition of the Supervisory Board. (Voting items)

This agenda item consists of three voting items.

As announced at the AGM held on April 20, 2011, Messrs. O. Bilous, F.W. Fröhlich and A.P.M. van der Poel will retire by rotation at the AGM to be held on April 25, 2012. All three members have indicated that they are available for reappointment. The Supervisory Board has decided to nominate Messrs. Bilous, Fröhlich and Van der Poel for reappointment as member of ASML’s Supervisory Board.

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a. Mr. O. Bilous

Mr. Bilous was first appointed in 2005. Mr. Bilous is member of the Supervisory Board’s Selection and Nomination Committee and Technology and Strategy Committee. A requirement of the Memorandum of Understanding which was signed by ASML with the Committee for Foreign Investments in the United States in May 2001 in relation to the acquisition of Silicon Valley Group, is that one member of the Supervisory Board should be a citizen from the United States of America (U.S.). Mr. Bilous is the U.S. member of the Supervisory Board.

Mr. Bilous was born in 1938 and has the U.S. nationality. Mr. Bilous held various management positions at IBM, including General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division. He also served on the Boards of SMST, ALTIS Semiconductor and Dominion Semiconductor. Mr. Bilous currently serves as Board member of Nantero, Inc..

Mr. Bilous does not hold any shares in the capital of the Company.

Because of Mr. Bilous’ extensive knowledge of and experience in the semi-conductor industry, from which the Supervisory Board has greatly benefited in the past seven years, and also because Mr. Bilous’ background fits very well in the profile drafted for this position, the Supervisory Board has decided to nominate Mr. Bilous for reappointment as member of ASML’s Supervisory Board.

The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Bilous’ nomination for reappointment and has notified the Supervisory Board that it is in favor of Mr. Bilous’ reappointment.

In line with the Supervisory Board’s profile, Mr. Bilous’ reappointment term will be for a two-year period.

b. Mr. F.W. Fröhlich

Mr. Fröhlich was first appointed in 2004. Mr. Fröhlich is Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of ASML’s Supervisory Board. Mr. Fröhlich qualifies as the Supervisory Board’s financial expert.

Mr. Fröhlich was born in 1942 and has the German nationality. Mr. Fröhlich is the former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V Mr. Fröhlich currently serves as Chairman of the Supervisory Board of Randstad Holding N.V. and as member of the Supervisory Boards of Allianz Nederland N.V. and Rexel S.A., and as member of the Board of Directors of Prysmian Group.

Mr. Fröhlich does not hold any shares in the capital of the Company.

In view of Mr. Fröhlich’s financial background and international experience, and the way he fulfills his role as Chairman of the Audit Committee, the Supervisory Board has decided to nominate Mr. Fröhlich for reappointment as member of ASML’s Supervisory Board.

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The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Fröhlich’s nomination for reappointment and has notified the Supervisory Board that it is in favor hereof.

In line with the Supervisory Board’s profile, Mr. Fröhlich’s reappointment term will be for a two-year period.

c. Mr. A.P.M. van der Poel

Mr. Van der Poel was first appointed in 2004. Effective March 28, 2007, the members of the Supervisory Board selected Mr. Van der Poel to succeed Mr. H. Bodt as Chairman of the Supervisory Board upon Mr. Bodt’s retirement as member and Chairman of ASML’s Supervisory Board.

Mr. Van der Poel was born in 1948 and has the Dutch nationality. Mr. Van der Poel was Chief Executive Officer of Philips Semiconductors until 2001. He is a former member of the Board of Management (until April 2004) and a former member of the Group Management Committee of Royal Philips Electronics N.V Mr. Van der Poel is a member of the Board of Directors of Gemalto Holding N.V. and serves as a member of the Supervisory Boards of PSV N.V. (until June 2012) and DHV Holding B.V..

Mr. Van der Poel does not hold any shares in the capital of the Company.

Mr. Van der Poel brings a wealth of knowledge of and experience gained in the semiconductor industry, and in view of his contribution to the Supervisory Board in the past years, also as the Supervisory Board’s Chairman since 2007, the Supervisory Board has decided to nominate Mr. Van der Poel for reappointment.

The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Van der Poel’s nomination for reappointment and has notified the Supervisory Board that it is in favor hereof.

Mr. Van der Poel’s reappointment, if approved, is in line with the applicable profile and rotation schedule of the Supervisory Board.

12.	Composition of the Supervisory Board in 2013. (Discussion item)

•	Notification that Ms. H.C.J. van den Burg will retire by rotation in 2013;

•	Notification that Ms. P.F.M. van der Meer Mohr will retire by rotation in 2013;

•	Notification that Mr. W. T. Siegle will retire by rotation in 2013;

•	Notification that Mr. J.W.B. Westerburgen will retire by rotation in 2013. Mr. Westerburgen has indicated that he is not available for reappointment;

•	Notification that Mr. W.H. Ziebart will retire by rotation in 2013.

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13.	Proposal to reappoint Deloitte as External Auditor for the reporting year 2013. (Voting item)

In 2011, the Audit Committee of ASML’s Supervisory Board conducted an extensive assessment with respect to the performance of ASML’s External Auditor, Deloitte Accountants B.V., over the past four years. The evaluation was conducted by means of surveys, completed by the various bodies within the Company who work with the External Auditor during their audit, and by the Audit Committee. The surveys addressed among others the quality, scope and planning of the audit; the independence of the external auditor; the composition of the audit team; the fees and the reporting of the External Auditor. The result of the surveys was positive, with some minor attention points.

To anticipate on the external developments with respect to the audit profession and to bring the auditor’s (re)appointment in line with current governance requirements, it was decided to change the current indefinite appointment term of the External Auditor to an annual (re)appointment to be approved by the AGM, effective per the 2012 AGM. As Deloitte is performing its tasks to full satisfaction, the Supervisory Board per the recommendation of its Audit Committee, proposes to reappoint Deloitte as the Company’s External Auditor for the reporting year 2013.

14.	Proposal to auhorize the Board of Management to issue shares or rights to subscribe for shares in the share capital of the Company as well as to restrict or exclude the preemption rights accruing to shareholders. (Four voting items)

This agenda item consists of the following four voting items:

a.	At the AGM held on April 20, 2011, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company, limited to 5% of the issued share capital at the time of the authorization (April 20, 2011). As the authorization will expire on October 20, 2012, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 25, 2012 through October 25, 2013. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

b.	At the AGM held on April 20, 2011, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a As the authorization will expire on October 20, 2012, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 25, 2012 through October 25, 2013. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

c.	At the AGM held on April 20, 2011, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company for an additional 5% of the issued share capital at the time of the authorization (April 20, 2011), which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. As the authorization will expire on October 20, 2012, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 25, 2012 through October 25, 2013. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

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d.	At the AGM held on April 20, 2011, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c As the authorization will expire on October 20, 2012, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 25, 2012 through October 25, 2013. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

This is an annually recurring agenda item, because the Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities that need the issuance of shares, arise.

Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to ask prior approval from the Company’s shareholders for which an extraordinary shareholders meeting would have to be convened and which would cost valuable time or create disrupting market speculations.

In the past, this agenda item has been used especially in relation to the issue of convertible bonds, because of the short window of opportunity. The opportunity to issue convertible bonds, or other transactions that need issuance of shares will be limited if ASML needs to ask prior approval to issue shares and/or exclude the shareholders’ pre-emptive rights.

The authorization of the Board of Management to restrict or exclude the pre-emptive rights will be limited to (i) 5% of the Company’s issued share capital at the time of the authorization, and (ii) an additional 5% of the Company’s issued share capital at the time of the authorization only to be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. The authorization covers a period of 18 months.

15.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company. (Two voting items)

Introduction to the agenda items 15 and 16:

In the press release publishing the 2010 financial results dated January 19, 2011, ASML announced its intention to repurchase up to EUR 1,000 million of its own shares within two years. On January 18, 2012, the Company announced its intention to increase the size of the program to a maximum amount of EUR 1,130 million. The repurchase program will be executed within the limitations of the authority granted by the AGM on April 20, 2011, and, if granted, within the limits of the authority as proposed to this AGM. The purpose of the share buy back program is to return excess cash to shareholders through reduction of the number of issued shares.

During 2011 the Company repurchased 25,674,576 shares for a total amount of EUR 700 million; of the shares repurchased 13,185,305 were cancelled in 2011 and 11,422,276 were cancelled in February 2012. The Company intends to cancel the remaining repurchased shares in 2012. The shares to be repurchased in 2012 under the current share buy back program will also be cancelled.

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Furthermore, on January 18, 2012, ASML announced its intention to purchase up to 2.2 million additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares.

ASML aims to have suitable flexibility in the execution of a return of capital to its shareholders. To enable such suitable flexibility, ASML requests the AGM to mandate further share repurchases as well as to further authorize cancellation of shares to be able to execute the share buy back program as announced, and to provide the possibility and flexibility to implement further share repurchase programs, should the Company decide to do so.

Implementation of share repurchase programs is dependent on different factors and shareholders are advised that there is no certainty as to a return of capital, nor is there certainty either as to the timing of a potential execution of a return of capital to shareholders, or as to the method of achieving such return.

Agenda item 15

At the AGM held on April 20, 2011, the Board of Management was granted the authorization, subject to Supervisory Board approval, to repurchase shares through October 20, 2012 up to a maximum of three times 10% of the issued share capital as of the date of authorization (April 20, 2011).

As the authorization will expire on October 20, 2012, it is proposed to renew the authorization of the Board of Management to repurchase shares for a period of 18 months effective per April 25, 2012 through October 25, 2013. Provided the AGM grants this new authorization, the previous authorization will cease to apply.

This agenda item consists of the following two voting items:

a.	In order to realize the described share repurchases, the Board of Management will request an authorization to repurchase shares up to 10% of the issued share capital at the date of authorization (April 25, 2012).

b.	In order to have further flexibility in the execution of a return of capital to its shareholders, the Board of Management will request an authorization to repurchase additional shares up to 10% of the issued share capital at the date of authorization (April 25, 2012). Conditions to this authorization are that:

(i)	all shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee stock and stock option plans, have been cancelled or will be cancelled; and

(ii)	the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

These two authorizations allow ASML, in combination with the proposal under 16, to (i) acquire the maximum 10% of the issued share capital, (ii) cancel these shares, subsequently (iii) acquire once again a maximum of 10% of the issued share capital and subsequently (iv) cancel these shares.

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Provided that the AGM grants these authorizations, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased shares will be cancelled with regularity, provided that the AGM resolves thereto (item 16).

As mentioned above the Company intends to hold up to 2.2 million as treasury shares – in addition to the approximately 5 million treasury shares the Company still has - for the purpose of covering outstanding employee stock and stock option plans.

Any repurchase of shares is subject to the approval of the Supervisory Board. Shares may be repurchased for valuable consideration as described in item 15 of the AGM agenda.

16.	Proposal to cancel ordinary shares. (Voting item)

As outlined above, the number of shares ASML may at any time hold in its own capital will not exceed 10% of the issued share capital at the date of the authorization (April 25, 2012). To enable ASML to repurchase more shares, the shares already acquired under the authorization of item 15 need to be cancelled first.

The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but shall not exceed 20% percent of the issued share capital at April 25, 2012.

Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel is adopted and publicly announced.

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